Exhibit 15
Risks Relating To Our Business
Our business is exposed to the risk that adverse economic conditions in our key geographical areas will reduce the demand for information technology services and solutions.
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including our availability of credit, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 76% of our 2007 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where, in 2007, 61.9% of our revenues were generated, and in North America where, in 2007, 17.7% of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition also is largely dependent upon the general economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.
Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future

     Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology products, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.
     The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. In recent weeks, the volatility and disruption have reached unprecedented levels. Continued disruptions, uncertainty or volatility in the capital and credit markets may limit our access to additional capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. In addition, these disruptions may limit the ability of potential purchasers of our products and services solutions to obtain financing to purchase our products and services solutions resulting in reduction or cancellations of their spending budgets and decreased revenues for Telvent. Our results of operations, financial condition, and cash flows could be materially adversely affected by continued disruptions in the financial markets.
We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
     A substantial percentage of our revenue is derived from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2007, 30.4% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns, changes in government, or political instability in any of the countries and regions in which we operate, particularly in the United States, Spain, Latin America, Asia-Pacific, the Middle-East and Africa, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2006 and 2007 and completed the acquisition of DTN Holding Company, Inc. on October 28, 2008. Such growth has placed and will place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions and also to fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisition we make also will depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to integrate successfully any businesses we acquire could cause us not to realize the degree or timing of benefits we expect and would impair our ability to achieve our growth strategy.
We may not be able successfully to extend sales of our solutions into other geographic areas, which may impede our growth.
     Part of our growth strategy is predicated on extending sales in our segments to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate and extending the geographical reach of our segments may be more difficult than we anticipate. In addition, in certain of our segments (particularly Transportation), customers are local in nature and thus, to extend our segments into new geographic areas, we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.
We may need additional capital, which, if obtained, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.
     As discussed below under “Risks Relating to Being Part of the Abengoa Group”, our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access short-term capital and could have a material adverse effect on us. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our majority shareholder, regarding the disposition of its holdings in our shares, could adversely affect our operations and the price of and market for our shares”, Abengoa, which holds, indirectly, 63.9% of our shares, has recently announced that, as a result of the interest demonstrated by certain parties, it will commence an analysis of a potential sale of its holdings in our shares. If we were to cease to be a member of the Abengoa group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all.
Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.
     It is possible that as a result of circumstances outside of our control, such as recessions in the key countries or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for such financing and the cost of such financing will be dependent on numerous factors outside of our control, including:
•	general economic and capital market conditions, including exchange rates;

•	the availability of credit from banks or other lenders;

•	investor confidence in us;

•	investor views about the information technology business and the key countries in which we do business; and

•	provisions of tax and securities laws that may be applicable to our efforts to raise capital.
Restrictive covenants in the agreements governing our indebtedness and other  financial obligations may reduce our operating flexibility.
     The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens;  sell assets;  make restricted payments, loans and investments;  liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set for in the applicable agreement; and change the nature or scope of the lines of business.  If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. Additionally, a change in control of our ownership would constitute an event of default, an acceleration right and/or a termination right under many of these agreements. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our majority shareholder, regarding the disposition of its holdings in our shares, could adversely affect our operations and the price of and market for our shares”, Abengoa, which holds, indirectly, 63.9% of our shares, has recently announced that, as a result of the interest demonstrated by certain parties, it will commence an analysis of a potential sale of its holdings in our shares. We cannot assure you that, in that case, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.
We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2007, approximately 68% of our revenues were recorded in Euros, approximately 15% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Telvent DMS LLC for Energy Distribution Management Systems, which is an important product in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India in the Energy segment. In the U.S. and Canada, we have alliances with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions and Symantec for security-related solutions. These agreements are for renewable one-year terms and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
Problems with our third-party technology suppliers could create delays in our delivery of products and systems to our customers.
     Some of our software products and systems use sub-products supplied by third-party technology companies such as operating systems, databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually including royalty payments, to embed these third-party products and functionalities in our products and systems. If we are not successful in maintaining these third-party technology supply agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our products. These delays could adversely affect our business.
The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.
     We provide real-time information management products and services solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer system experienced a critical failure or outage as a direct result of a defect in one of our products, whether those products are our own or those portions of the product supplied through integrated third-party technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of product failure and we may not have adequate recourse against our third-party technology partners.

Our operations depend on our facilities located throughout the world and are subject to risks that could disrupt the services that we provide.
     In providing our services, we operate out of numerous facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activity in any of the areas where we conduct operations, could result in a prolonged interruption of, or disruption to, the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of any of these individuals, our business may be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Francisco Cáceres, Bárbara Zubiría, Manuel Fernández, Carmen Rodríguez, Larry Stack, José Montoya, David Jardine, José María Flores, Ignacio González, Javier Garoz, Dai Yue, Luis Rancé, Marcio Leonardo, Adolfo Borrero, Lidia Garcia Paéz, Aránzazu Caja and Rafael Bago, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.
We depend on the services of our technically-skilled employees and may not be able to attract or retain the employees we need.
     During periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our businesses.
We may not be able to compete effectively, which would harm our business.
     We compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. There are many companies that provide competing solutions in the business segments and in the geographic areas in which we operate. The competition we face is intense and we expect it to increase in the future. Increased competition could result in:
•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.
     In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.
Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.
     As part of our business strategy, we continually review potential acquisitions, joint ventures, strategic alliances, or other investments that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures, strategic alliances or other investments to help us fuel our growth by enhancing the value-added products and services solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions, alliances or other investments at particular times, or that we will be able to successfully close these transactions.
     In addition, any acquisitions, joint ventures, strategic alliances, or other investments we pursue may result in numerous risks and uncertainties, including:
•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture, strategic alliance, or investment will not perform as expected or that it will expose us to unforeseen liabilities; and/or

•	the risk that our due diligence reviews of the target business may fail to evaluate accurately the fair value of the assets and liabilities of the target business, which may create disputes with the sellers of the target business and/or require us to record an impairment loss.
     To the extent we recognize goodwill in any acquisition, joint venture or strategic alliance and we later deem that goodwill to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition.
Changes in technology could adversely affect our business and hurt our competitive position.
     The markets for our products and services solutions change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technologies may render existing information, technologies, products and services or technology infrastructures obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our products and services solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value-added, advanced applications would be impaired.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products and services solutions and brand and may impair our ability to compete effectively.
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and product names that we believe reduce the risk of third-party infringement, we currently hold no material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our products are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products and services solutions and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 64% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain has increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 9.9% of our workforce is located in Latin America and approximately 8.76% of our workforce is located in Canada and approximately 12.5% of our workforce is located in the U.S., where labor and employment laws regarding workforce reductions are more restrictive than is typical in the U.S.
Our business may suffer if we are sued for infringing the intellectual property rights of third parties.
     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future products or services solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.
We may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
Our future results could be adversely affected by an impairment of the value of certain intangible assets.
     The assets listed in our consolidated balance sheet as of June 30, 2008, include, among other things, goodwill valued at approximately $55.9 million and other intangible assets valued at approximately $19.0 million. Such assets will increase after the integration of DTN. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.
Risks Relating to Being Part of the Abengoa Group
Abengoa, our majority shareholder, is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to shareholder vote.
     Abengoa currently owns, indirectly, 63.9% of our outstanding shares. This concentration gives Abengoa the ability to control all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s majority ownership of our shares, Abengoa can and, after the consummation of this offering, will continue to be able to:
•	elect at least a majority of our directors;

•	effect certain amendments to our bylaws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets.
     This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our shares or in a manner that the other owners of our shares do not consider to be in their best interest. In addition, any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. As of October 28, 2008, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversion Corporation. Because we are a “controlled company” as defined by the rules of the NASDAQ Global Select Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board.
Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.
     Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains and its credit facilities in the future may contain covenants between the Abengoa Group and its lenders which take into account our financial performance and financial condition as a consolidated entity. Some kinds of transactions which we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. These covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be affected adversely by Abengoa’s compliance with its obligations under its credit facilities.
As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally-favorable arrangements.
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2007 of € 28.5 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services; and we recognized expenses of € 21.1 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
Abengoa is not required to provide any security for funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our credit arrangements with Abengoa, we may lend up to € 80.4 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To Our Organization Under Spanish Law
We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.
     We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our executive officers are residents of, and most of their assets are located in, jurisdictions outside of the U.S. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the U.S. upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
     Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.
Abengoa can effectively control the timing and amount of any dividends that we pay in the future.
     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our shares outside of the U.S. may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa, our indirect majority shareholder, is, subject to the requirements of Spanish law, effectively in a position to control whether and when we declare any dividends.
The rights and responsibilities of our shareholders are governed by our bylaws and Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. laws. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.
     The rights and responsibilities of holders of our ordinary shares are governed by our bylaws and by Spanish law. These rights and responsibilities differ in some respects from the typical rights and responsibilities of shareholders in U.S. corporations. For example, under Spanish law, we are required to set aside 10% of our net income as a legal reserve until the balance of the reserve is equivalent to at least 20% of our issued share capital. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually and Spanish law does not grant appraisal rights to a corporation’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the corporation.
     At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss (and any other issues that may be presented by the Board). If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.
     Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights and our ability to have these preemptive rights voluntarily waived or abolished by our shareholders.
Provisions of our bylaws and Spanish law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.
     Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to six years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.
Risks Relating to the Public Market for Our Shares
Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our major shareholder.
     Our shares are currently traded on the NASDAQ Global Select Market. The average daily trading volume of our shares in the first ten months of, 2008 was 20,372 shares. The high and low closing price for our shares between January 1, 2008 and October 31, 2008 was $28.25 and $9.30, respectively, for the fiscal year ended December 31, 2007 was $29.06 and $14.33, respectively, and for the fiscal year ended December 31, 2006 was $16.30 and $10.76, respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.
     Abengoa, our executive officers and certain of our former executive officers own approximately 67.7% of our shares and, consequently, a significant portion of our shares may not be traded frequently, if at all. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.
Future sales by our shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.
     If our shareholders sell substantial amounts of our shares, the market price of our shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares that we sold in our initial public offering are eligible for immediate resale in the public market without restrictions, and the shares our affiliated shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the United States Securities Act of 1933 (the “Securities Act”) and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. The 4,847,059 ordinary shares that we sold to the selling shareholders are eligible for resale to the public pursuant to the registration statement to which this prospectus forms a part.
A decision by Abengoa, our majority shareholder, regarding the disposition of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.
     Abengoa holds, indirectly, 63.9% of our shares. Abengoa has recently announced that, as a result of the interest demonstrated by certain parties, it will commence an analysis of a potential sale of its holdings in our shares. We cannot provide any assurance as to whether or not Abengoa will determine to sell any or all of our shares that it holds, or the timing of any such sale by Abengoa. The process of evaluating a potential sale by Abengoa of its holdings in our shares, whether or not a sale ultimately is consummated, could divert significant management time and attention away from the operation of our business. The commencement of such a transaction, or the perception that such a transaction may occur, may have an adverse effect on the market price for our shares.
     If Abengoa were to sell its holdings in our shares and we ceased to be a member of the Abengoa group, we cannot assure you that we would be able to replace the service agreements and credit agreements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all, which could have a material adverse effect on our operations. In the event that Abengoa sells some or all of its holdings in our shares to another party, our other shareholders may not be eligible to participate in the sale, and any premium paid by the acquirer for the shares it purchases from Abengoa would not benefit our other shareholders. A potential purchaser of our shares from Abengoa may seek to acquire control of 100% of our outstanding shares through a merger, tender offer, or other “going private” transaction that would permit the acquirer to cause us to cease to be a reporting company and to terminate the listing of our shares on the NASDAQ Global Select Market. We cannot give any assurance as to whether any such transaction is likely to occur, as to the structure of any such transaction, the form of consideration that would be paid to our shareholders in the event such a transaction were to occur, or as to the timing of any such transaction.
You will not be able to trade our shares on any exchange outside the U.S.
     Our shares are only listed in the U.S. on the NASDAQ Global Select Market and we have no plans to list any of our shares in Spain or any other jurisdiction. As a result, a holder of our shares outside the U.S. may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.